Exhibit 12.1

Church & Dwight Co., Inc

Ratio of Earnings to Fixed Charges

	Years ended December 31,					Nine months ended
	2002	2001	2000	1999	1998	Sept. 26,2003
Interest Expense	22,027	11,154	4,856	2,760	2,653	12,921
Capitalized Interest	603	432	284	421	381	282
Deferred Financing Amortization	1,947	1,318	—	—	—	1,795
Interest in Rent Expense	2,937	1,666	922	896	931	2,203

Total Fixed Charges	27,514	14,570	6,062	4,077	3,965	17,201

Total Rent Exp.	8,901	5,048	2,794	2,715	2,821	6,676
Interest rate	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%
Interest exp in rent	2,937	1,666	922	896	931	2,203

Income before taxes and minority interest	101,235	77,744	52,161	72,703	46,186	95,276
Plus:
Fixed Charges	27,514	14,570	6,062	4,077	3,965	17,201
Amort. of cap. Interest	204	161	131	102	68	153
Distributed income from equity invest.	4,670	6,350	4,132	3,354	4,756	3,629

Less:
Cap. Interest	(603)	(432)	(284)	(421)	(381)	(282)
Income in earnings from affiliates	(21,520)	6,195	(3,011)	(6,366)	(5,276)	(25,844)
Min int. in pre-tax income of subs’ that have not incurred fixed charges	(143)	(3,889)	(287)	(525)	—	(22)

Total Earnings	111,357	100,699	58,904	72,924	49,318	90,111

Ratio	4.05	6.91	9.72	17.89	12.44	5.24